CAESARS ENTERTAINMENT CORPORATION
One Caesars Palace Drive
Las Vegas, Nevada 89109

June 19, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Tom Kluck
Legal Branch Chief

Re:    Caesars Entertainment Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed June 5, 2017
File No. 333- 216636

Dear Mr. Kluck:
This is in response to the Staff’s letter, dated June 14, 2017, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 of Caesars Entertainment Corporation (the “Company”, “CEC”, “we”, “us” or “our”) (together with exhibits, the “Amended Registration Statement”), filed on June 5, 2017.
The Staff requested that we respond by updating our Amended Registration Statement and providing requested information. Certain capitalized terms set forth in the letter are used as defined in the Amended Registration Statement. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto, including providing the requested information. We also expect to file an Amended Registration Statement on or about June 20, 2017, that incorporates the Staff’s comments as set forth below, along with other updates and revisions.
Notes to Unaudited Consolidated Condensed Pro Forma Financial Statements, page 61

1.
We note adjustments (k), (n) and (o) to your pro forma financial statements. Please explain to us in detail the factors that contributed to the changes in adjustments for goodwill and intangible assets other than goodwill from the previously presented pro forma financial statements included in your registration statement filed on February 13, 2017. As part of your response, describe the methodology that you used to determine the fair value of these assets, and the specific inputs and assumptions that have changed.

For the pro forma adjustments in the Registration Statement on Form S-4 of the Company on March 13, 2017 (the “Initial Registration Statement”) and the Amended Registration Statement, the relief from royalty, multi-period excess earnings, and income approach valuation methods were utilized to estimate the preliminary fair values of the trademarks, gaming rights, and rated player intangible assets, respectively.

Mr. Tom Kluck
Securities and Exchange Commission
Division of Corporation Finance
June 19, 2017

•
The relief from royalty method, a form of the income approach, was used to estimate the preliminary fair value trademarks as the present value of the after-tax royalty savings attributable to owning the trademark intangible assets.

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The multi-period excess earnings method, a form of the income approach, was used to estimate the preliminary fair value of the gaming rights as the present value of the after-tax cash flows attributable to the gaming rights intangible asset only. The resulting after-tax income was adjusted by contributory asset charges to reflect the use of other assets to sustain the gaming rights intangible asset. Charges for the use of contributory assets represent the required return on the other assets employed to generate future income.

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The income approach comparing the prospective cash flows with and without the player relationships in place was used to estimate the preliminary fair value of the player relationships with the preliminary fair value assumed to be equal to the discounted cash flows of the business that would be lost if the player relationships were not in place and needed to be replaced from scratch.

The changes noted from the Initial Registration Statement, reflect updated assumptions, including adjusting for consideration of the estimated cash outflows associated with the Master Lease Agreements. This reduced the estimated cash flows directly attributable to gaming rights and player relationships intangible assets and resulted in lower estimated fair values for these assets. Further, this reduced the royalty rates utilized in the relief from royalty method, which similarly resulted in a lower estimated fair value for the trademark intangible assets. As a result of these changes, the preliminary purchase price allocation was updated in the Amended Registration Statement. The reduction in value ascribed to identifiable intangible assets resulted in goodwill.

2.	Notwithstanding the above, please expand your disclosure regarding adjustment (n) to provide a qualitative description of the factors that make up pro forma goodwill.
The Company acknowledges the Staff's comment and will expand the disclosure to provide a qualitative description of the factors that make up pro forma goodwill in Note 3(n) as follows:
The goodwill balance of $1,213 million is attributable to a number of factors, including: (i) the values of acquired assets that do not meet the definition of an identifiable intangible asset under ASC 805, but that do contribute to the value of the acquired business, including the assembled workforce and relationships with customers for which we do not have a player relationship through our Total Rewards system; (ii) the going-concern value associated with expectations of forging relationships with future customers; (iii) the assemblage value associated with acquiring an on-going business whose value is worth more than simply the sum of its parts; and (iv) the goodwill that arises through the addition of a $451 million deferred income tax liability to the opening balance sheet as described in Note 3(p).

Mr. Tom Kluck
Securities and Exchange Commission
Division of Corporation Finance
June 19, 2017

3.	We note your adjustment (w). Please explain to us what the present value of estimated lease payments represents and how these payments differ from minimum lease payments.
The calculation of the failed sale-leaseback financing obligations in Note 3(w) consists of the present value of the minimum lease payments and estimated contingent lease payments. In determining the fair value of the proceeds from the failed sale-leaseback financing obligations, we believe it is appropriate to factor the likelihood that contingent lease payments would be made based on our best estimate of projected net revenue consistent with the market participant view, which represents the estimated contingent lease payments in Note 3(w). Because we are acquiring New CEOC, we are required to record the obligation at fair value; therefore, we included the minimum and estimated contingent lease payments in the calculation, as a market participant would consider these payments in determining fair value.
As described in the section entitled “The CEOC Restructuring—The Plan—Master Lease Agreements, Golf Course Use Agreement” beginning on page 223 of our Amended Registration Statement, the provisions of the CPLV Master Lease and Non-CPLV Master Lease provide for fixed rent during an initial term, then rent consisting of both base rent and variable rent elements.
For example, the CPLV Master Lease provides for annual fixed rent of $165 million for the first seven lease years, subject to an escalation beginning in the 2nd lease year equal to the greater of 2% and the Consumer Price Index (the “Escalator”). Beginning in the 8th lease year, the base rent will initially equal 80% of the rent in year 7, then will be increased annually by the Escalator. In addition to base rent and beginning in year 8, there is a variable rent component that will be calculated, in part, based on the net revenue generated by the leased property.
FASB ASC Topic 840, Leases, requires the disclosure of the obligation for future minimum lease payments, which should exclude lease payments that depend on a factor directly related to the future use of the leased property, as these are considered contingent rentals. However, future minimum lease payments shall include lease payments that depend on an existing index or rate. Therefore, the present value of minimum lease payments only includes the base rent portion of the lease payments (as adjusted by the minimum 2% Escalator, when applicable) and excludes the portion of the rental that is calculated, in part, based on net revenue, as this is considered contingent rent under ASC 840.
Pro Forma Contractual Obligations and Commitments, page 72

4.
Please explain to us why the total payments for your failed sale-leaseback obligations differs from total future payments related to the failed sale-leaseback financing obligations as presented in note (w) on page 67.

As described in Response #3 above, the estimated payments for the failed sale-leaseback financing obligations presented in Note 3(w) on page 67 include an estimate of the contingent lease payments that we believe will be payable under the Master Lease Agreements in addition to the base rent.
Our pro forma contractual obligations and commitments table was prepared in accordance with Item 303 of Regulation S-K, which requires a registrant to present payment obligations under

Mr. Tom Kluck
Securities and Exchange Commission
Division of Corporation Finance
June 19, 2017

leases pursuant to ASC 840. ASC 840 requires the disclosure of the obligation for future minimum lease payments, which excludes contingent rent. Therefore, as described in Footnote 3 to the table on page 72, the amounts disclosed for the failed sale-leaseback financing obligations include the undiscounted future minimum payments due to PropCo over the 35-year term (including renewal options) of the Master Lease Agreements, and exclude contingent lease payments.
To better explain the difference between the amounts, we will expand the disclosure in Footnote 3 to the table on page 72, as indicated by the underlined text, as follows:

(3)
Represents the undiscounted future minimum payments due to PropCo over the 35-year term, which includes all renewal options, of the Master Lease Agreements. The amounts above exclude contingent payments of $9,738 million, which make total future payments $30,316 million.

* * *
If you have any questions regarding the response contained in this letter, please do not hesitate to contact the undersigned at (702) 407-6220.

Sincerely,
/s/ Keith A. Causey

Keith A. Causey
Senior Vice President,
Controller and Chief Accounting Officer

cc:    Timothy R. Donovan, Esq., Caesars Entertainment Corporation
Scott E. Wiegand, Esq., Caesars Entertainment Corporation
Michael D. Cohen, Esq., Caesars Acquisition Company

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